# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NUVEEN QUALITY MUNICIPAL INCOME FUND, CIK 0001083839
CUSIP: 67066V812
Title of class of securities: MUNIFUND PREFERRED SHARES
Address of issuer's principal executive offices: 333 West Wacker Drive, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 09/23/2026
Filed by CIK 0000072971
Persons authorized to receive notices and communications: Vera Gurova, Senior Counsel, Wells Fargo & Company, 401 S. Tryon Street, 26th Floor, Charlotte, North Carolina (NC), 28202, (704) 339-2335

## Reporting persons
- Wells Fargo & Company (CIK 0000072971): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 1,738; sole dispositive power 0; shared dispositive power 1,738; aggregate amount beneficially owned 1,738 (11.76% of the class)
- Wells Fargo Municipal Capital Strategies, LLC (CIK 0001585457): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 1,738; sole dispositive power 0; shared dispositive power 1,738; aggregate amount beneficially owned 1,738 (11.76% of the class)

## Item 1. Security and Issuer
Title of class of securities: MUNIFUND PREFERRED SHARES
Name of issuer: NUVEEN QUALITY MUNICIPAL INCOME FUND
Address of issuer's principal executive offices: 333 West Wacker Drive, Chicago, Illinois (IL), 60606
Comment:
This Amendment No. 5 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated May 3, 2024 and filed with the SEC on May 7, 2024 (the "Original Schedule 13D"), as amended by Amendment No. 1 dated July 1, 2024 and filed with SEC on July 3, 2024 (the "Amendment No. 1"), as further amended by Amendment No. 2 dated December 9, 2024 and filed with SEC on December 11, 2024 (the "Amendment No. 2"), as further amended by Amendment No. 3 dated March 11, 2026 and filed with SEC on March 13, 2026 (the "Amendment No. 3"), as further amended by Amendment No. 4 dated June 10, 2026 and filed with SEC on June 12, 2026 (the "Amendment No. 4"), for Wells Fargo & Company ("Wells Fargo") and Wells Fargo Municipal Capital Strategies, LLC ("Capital Strategies") (collectively, the "Reporting Persons") with respect to the MuniFund Preferred Shares, Series A (the "MFP Shares") of Nuveen Quality Municipal Income Fund (the "Issuer").

This Amendment is being filed in relation to the redemption by the Issuer on September 23, 2026 of 500 MFP Shares (CUSIP No. 67066V812) of the Issuer held by Capital Strategies.

## Item 2. Identity and Background
Name of person filing: This information is not changed by this Amendment.
Residence or business address: This information is not changed by this Amendment.
Present principal occupation or employment: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment and attached as an Exhibit hereto.
Criminal convictions in the last five years: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment and attached as an Exhibit hereto.
Civil proceedings (securities laws) in the last five years: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment and attached as an Exhibit hereto.
Citizenship: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment and attached as an Exhibit hereto.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: This information is not changed by this Amendment.

## Item 4. Purpose of Transaction
Purpose of transaction: This information is not changed by this Amendment.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: This information is not changed by this Amendment.
Number of shares as to which each person has sole or shared power to vote or dispose: This information is not changed by this Amendment.
Transactions in the class effected during the past sixty days: This information is not changed by this Amendment.
Other persons with the right to receive dividends or sale proceeds: This information is not changed by this Amendment.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: This information is not changed by this Amendment.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: This information is not changed by this Amendment.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1, Exhibit 99.2, and Exhibit 99.7 thereto and inserting the following exhibits in their place:

"Exhibit Description of Exhibit

99.1 Joint Filing Agreement

99.2 Limited Power of Attorney

99.7 Amended and Restated Schedule I and Schedule II"

## Signatures
- Wells Fargo & Company: /s/ Patricia Arce, Patricia Arce, Designated Signer (09/25/2026)
- Wells Fargo Municipal Capital Strategies, LLC: /s/ Daniel Frizsell, Daniel Frizsell, Vice President (09/25/2026)
Comment: Please note that Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with the amended and restated Schedule I and Schedule II attached to this Amendment.